                                                                EXHIBIT NO. 99.1

                        ALTAREX ANNOUNCES AUDITOR CHANGE

WALTHAM, Mass., Aug. 9 /CNW/ -- AltaRex Corp. (TSE: AXO - News; OTC: ALXFF.PK -
News) announced that it has retained Vitale, Caturano & Company, as its independent auditors, effective immediately. Vitale, Caturano & Company replaces Arthur Andersen LLP, which has served as the company's independent auditor since 1999. In June, 2002 Arthur Andersen resigned as the Company's auditors in connection with the cessation of its audit practice in the United States. (Photo: http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

The resignation of Arthur Andersen was not the result of any disagreement between the Company and Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Additional information about AltaRex research and development, clinical trials, news and events can be found on the Company website http://www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA or other equivalent regulatory authorities will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

FOR FURTHER INFORMATION

Trudy Chimko of AltaRex Corp., Human Resources & Corporate Communications, +1-781-672-0138, investor@altarex.com